Exhibit 99.1

Cenovus plans to grow free funds flow 14% a year through 2021

Company targets $4 billion to $5 billion in asset sale agreements by year end

Calgary, Alberta (June 20, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today put forward a five-year plan that the company expects will generate 14% annualized free funds flow growth through 2021 at a West Texas Intermediate (WTI) price of US$55 per barrel (bbl) while increasing production at a 6% compound annual growth rate and reducing its debt. The plan entails disciplined capital investment to maintain the company’s current oil sands production and add barrels from expansion phase G at Christina Lake as well as grow volumes at its newly acquired Deep Basin assets. As part of its continued commitment to cost leadership, Cenovus also plans to achieve an additional $1 billion of cumulative capital, operating and general and administrative cost reductions over the next three years.

Cenovus is progressing its plan to divest non-core assets and is targeting between $4 billion and $5 billion in announced sales agreements by the end of the year, which is expected to more than satisfy the $3.6 billion asset sale bridge facility used to help fund the acquisition from ConocoPhillips. The company is now targeting to reach divestiture agreements by the end of 2017 for its entire legacy conventional portfolio. The divestiture processes for the Pelican Lake and Suffield assets are already well underway, and the company is now in the process of preparing data rooms for its Palliser asset in southern Alberta and its Weyburn CO2 enhanced oil operation in southern Saskatchewan. Combined, all of these assets are expected to produce approximately 112,000 barrels of oil equivalent per day (BOE/d) in 2017.

“We’ve had significant interest in our assets by a variety of potential purchasers and we’re confident we can achieve our divestiture target,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “Reducing our debt position is our number one priority and we remain committed to strengthening our balance sheet and maintaining investment grade credit ratings. By taking these actions, we believe we’re poised to deliver significant value to shareholders over the coming years.”

Cenovus is focused on returning to its target of being below two times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) in 2019. Once the targeted asset divestitures are complete and the company has made substantial progress on its deleveraging plan, it will consider options to increase returns to shareholders, including potential dividend growth and share repurchases.

The integration of Cenovus’s newly acquired short-cycle, high-return-potential Deep Basin assets in Alberta and British Columbia is proceeding well. The company plans to double production from those assets to an average of 240,000 BOE/d in 2021 and has identified approximately 1,500 net drilling opportunities in the Deep Basin that have the potential to generate strong returns. Cenovus expects to increase production at its best-in-class oil sands operations to more than 440,000 barrels per day (bbls/d) over the next five years, including the addition of 50,000 bbls/d of production capacity at Christina Lake phase G, which is expected to start producing in 2019. The company also has the option to add an additional 40,000 bbls/d of capacity at Foster Creek and 65,000 bbls/d through its proposed Narrows Lake phase A project. Decisions about those

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expansions will be considered once Cenovus’s planned asset sales are complete and the balance sheet is deleveraged.

“We’re now a larger, stronger and more resilient company with a track record of execution that positions us well to provide sustainable returns-focused growth and withstand commodity price volatility,” Ferguson said. “We remain committed to cost and margin leadership and capital discipline to help generate free funds flow growth. Our estimated corporate break-even price now sits at US$41 WTI a barrel, and we will continue our drive to reduce costs further by leveraging our added size and scale as well as through the advancement of technologies and enhancement of our base business.”

Cenovus plans to undertake a more robust approach to its hedging strategy in the near-term to help maintain financial resilience while the asset sale process is underway. While the underlying strategy of using hedging to help manage targeted cash outflows remains unchanged, the company now has approval from its Board of Directors to hedge up to 75% of forecast crude oil volumes this year and in 2018. This is up from 50% prior to the acquisition. As of June 15, 2017, the company had hedges in place on approximately 143,000 bbls/d of crude oil for the remainder of this year at an average floor price of about US$51.50/bbl and 50,000 bbls/d of crude oil hedged for the first half of 2018 with an average floor price of approximately US$49.70/bbl.

The company completed its acquisition of assets in Alberta and British Columbia from ConocoPhillips on May 17, 2017. The transaction included ConocoPhillips’ 50% interest in the FCCL Partnership, which was the companies’ jointly owned oil sands venture, as well as the Deep Basin assets and doubled Cenovus’s current crude oil and natural gas production and reserves base.

Cenovus has updated its 2017 full-year guidance to reflect the company’s outlook for the remainder of the year following the completion of the acquisition as well as the projected impact of planned asset divestitures. Updated guidance can be found at cenovus.com under “Invest in us”.

2017 Investor Day webcast

8 a.m. Eastern Time (6 a.m. Mountain Time)

A live audio webcast of today’s Investor Day presentation will begin at 8 a.m. ET (6 a.m. MT) via cenovus.com or the following URL: http://webcast.fmav.ca/CenovusJune2017/ The webcast will be archived for approximately 90 days at cenovus.com.

ADVISORY

Barrels of Oil Equivalent. Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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Production Presentation Basis. Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Drilling Locations and Opportunities. This news release discloses potential future drilling locations in two categories: (a) proved locations and (b) probable locations. This news release also discloses additional un-booked future drilling opportunities. Proved locations and probable locations are proposed drilling locations identified in reserve reports prepared for assets acquired pursuant to the acquisition from ConocoPhillips that have proved and/or probable reserves, as applicable, attributed to them in such reports. Un-booked future drilling opportunities are internal Cenovus estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal Cenovus technical analysis and review. Un-booked future drilling opportunities have been identified by Cenovus management based on evaluation of applicable geologic, seismic, engineering, production and reserves information. Un-booked future drilling opportunities do not have proved or probable reserves attributed to them in the relevant reserves reports. Of the approximately 1,500 identified drilling opportunities within the Deep Basin, 212 are proved locations, 221 are probable locations and the remainder are un-booked future drilling opportunities.

Cenovus’s ability to drill and develop these locations and opportunities and the drilling locations on which Cenovus actually drills wells depend on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, capital and operating costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations and opportunities Cenovus has identified will ever be drilled or if Cenovus will be able to produce oil, natural gas liquids (NGLs) or natural gas from these or any other potential drilling locations or opportunities. As such, Cenovus’s actual drilling activities may differ materially from those presently identified, which could adversely affect Cenovus’s business. While certain of the identified un-booked drilling opportunities have been de-risked by drilling existing wells in relatively close proximity to such un-booked drilling opportunities, some of the other un-booked drilling opportunities are farther away from existing wells where Cenovus management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled and, if drilled, there is further uncertainty that such wells will result in additional proved or probable reserves or production.

Non-GAAP Measures and Additional Subtotal. The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers.

Free Funds Flow is a non-GAAP measure defined as Adjusted Funds Flow less capital investment. Adjusted Funds Flow is used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash From Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents and risk management.

Net debt to adjusted EBITDA is a ratio that management uses to steward the company’s overall debt position as a measure of the company’s overall financial strength. Debt is defined as short-term

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borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

Forward-Looking Information. This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “target”, “position”, “project”, “committed”, “can be”, “poised”, “pursue”, “capacity”, “could”, “confident”, “should”, “focus”, “on track”, “outlook”, “potential”, “priority”, “may”, “strategy”, “forward”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: our strategy, business plans and related milestones and schedules, including expected timing for oil sands expansion phases and associated expected production capacities; projections for 2017 and future years and our plans and strategies to realize such projections; our future development opportunities; forecast operating and financial results; targets for our net debt to adjusted EBITDA ratios; planned capital expenditures, including the amount, timing and financing thereof; expected future production, including the timing, stability or growth thereof; project capacities; our ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost savings and sustainability thereof; potential for development of emerging assets; expected ability for free funds flow generation; potential drilling opportunities; potential impacts of our hedging program; anticipated use of proceeds of planned asset sales; anticipated impacts to Cenovus of the acquisition from ConocoPhillips; availability and repayment of the existing credit facility and the Bridge Facility; Cenovus’s ability to successfully complete planned asset sales, including with desired transaction metrics and on targeted timelines; future access to and implementation of technology and their potential impacts on performance; potential for growth and value creation; and projected shareholder return. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: forecast oil and natural gas prices and other assumptions inherent in Cenovus’s 2017 guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; the achievement of further cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; future use and development of technology; Cenovus’s ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient funds flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; Cenovus’s ability to successfully integrate the Deep Basin assets; Cenovus’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; Cenovus’s ability to access sufficient capital to pursue its development plans; Cenovus’s ability

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to successfully complete planned asset sales, including with desired transaction metrics and on targeted timelines; anticipated impacts of the acquisition from ConocoPhillips and related financing; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in Cenovus’s current guidance set out below; Cenovus’s projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions, achievement of future cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and NGLs from properties and other sources not currently classified as proved; future use and development of technology; Cenovus’s ability to access and implement all technology necessary to efficiently and effectively operate Cenovus’s assets (including, but not limited to, the acquired assets) and achieve and sustain cost reductions; Cenovus’s ability to implement capital projects or stages thereof in a successful and timely manner; Cenovus’s ability to generate sufficient cash flow to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2017 guidance, as updated on June 20, 2017, assumes: Brent prices of US$53.30/bbl, WTI prices of US$50.65/bbl; Western Canadian Select (WCS) of US$37.55/bbl; NYMEX natural gas prices of US$3.35/MMBtu; AECO natural gas prices of $3.00/GJ; Chicago 3-2-1 crack spread of US$12.50/bbl; and an exchange rate of $0.74 US$/C$.

Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and forward-looking metrics in this news release, in addition to the generally applicable assumptions described above, do not include or account for the effects or impacts of planned asset sales.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially, include: possible failure to successfully complete planned asset sales, including with desired transaction metrics and on targeted timelines; possible failure to realize the anticipated benefits of and synergies from the acquisition; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate our assets (including, but not limited to, the acquired assets) and achieve and sustain future cost reductions; volatility of and other assumptions regarding commodity prices; the effectiveness of Cenovus’s risk management program, including the impact of derivative financial instruments, the success of its hedging strategies and the sufficiency of its liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices as calculated under the contingent payment arrangement between Cenovus and a subsidiary of ConocoPhillips following closing of the acquisition; product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus’s marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of Cenovus’s crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of its securities; changes to dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources, future production and future net revenue estimates; ability to replace and expand oil and gas reserves; ability to maintain relationships with Cenovus’s partners and to successfully manage and operate its integrated business; reliability of assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins;

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inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; risks associated with climate change; the timing and the costs of well and pipeline construction; ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, its financial results and its consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate or supply; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016, and the updates under “Risk Management” in the company’s first quarter 2017 Management’s Discussion and Analysis available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Investor Relations 403-766-3382	Media Media Relations general line 403-766-7751

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